Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 AMERICA ● ASIA PACIFIC ● EUROPE	mheinz@sidley.com +1 312 853 2071

November 25, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones
Sherry Haywood
Kevin Stertzel
John Cash

Re:	Hennessy Capital Acquisition Corp. IV Amendment No. 1 to Registration Statement on Form S-4 Filed October 23, 2020 File No. 333-248923

Ladies and Gentlemen:

On behalf of Hennessy Capital Acquisition Corp. IV (the “Company”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 6, 2020 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

U.S. Securities and Exchange Commission

November 25, 2020

Amendment No. 1 to Registration Statement on Form S-4 filed October 23, 2020

What interests do Hennessy Capital’s current officers and directors have in the Business Combination?, page 9

1.	Please revise the first bullet point here, and elsewhere, to disclose the consideration paid for the Sponsor shares and Private Placement Warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 9, 26, 78, 95, and 115 of Amendment No. 2 accordingly.

Material U.S. Federal Income Tax Considerations, page 137

2.	Please remove the disclosure that “This discussion is for informational purposes only”.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 2 accordingly.

General

3.	We note that the proxy statement/prospectus is missing information such as the Hennessy Capital record date and special meeting date, interests of directors and officers, and the Board of New Canoo. Please include this information, and any other missing information, in a pre-effective amendment.

Response: In response to the Staff’s comment, the Company has included missing information, including the Hennessy Capital record date, interests of directors and officers, and the Board of New Canoo, in Amendment No. 2 accordingly. With respect to the New Canoo Board, Amendment No. 2 reflects six of seven contemplated director nominees, four of whom are independent under applicable SEC rules and Nasdaq listing standards, including the proposed New Canoo Board committee composition and committee chairs. Canoo and the Company are in the process of finalizing a seventh director nominee, and the Company will identify such director nominee and include the required disclosures regarding such director nominee in the Company’s definitive proxy statement/prospectus to be filed pursuant to Rule 424(b) under the Securities Act (the “definitive proxy statement/prospectus”). In addition, the Company anticipates setting the special meeting date soon and will include this information in the definitive proxy statement/prospectus.

U.S. Securities and Exchange Commission

November 25, 2020

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Acquisition Corp. IV